MainStay MacKay DefinedTerm Municipal Opportunities Fund

51 Madison Avenue

New York, NY 10010

April 3, 2018

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay MacKay DefinedTerm Municipal Opportunities Fund (formerly “MainStay DefinedTerm Municipal Opportunities Fund”) (File No. 811-22551) (the “Registrant”)

Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on March 5, 2018 regarding the most recent annual shareholder report filed by the Registrant on Form N-CSR.

Comment 1: Include any open payables to Trustees as a separate line item to the Statement of Assets and Liabilities as required by Regulation S-X.

Response: At May 31, 2017 there were no open payables to Trustees. When there are open payables, we do include them as a separate line item to the Statement of Assets and Liabilities as required by Regulation S-X.

Comment 2: In the Financial Highlights, Ratio of Net Expenses (excluding Interest Expenses and Fees) to Average Net Assets is not a required item.  Delete this line item or disclose it as a footnote.

Response:  We will adjust the Financial Highlights as requested.

Comment 3: Explain in your response letter how the Fund covers Tender Option Bonds (“TOBs”) for senior security purposes.

Response: The Fund maintains sufficient available liquid assets (other than the underlying bonds deposited in the TOB Trust) to cover the market value of the TOB floater plus accrued interest. Coverage is monitored daily.

Comment 4: In Note 3 - Fees and Related Party Transactions in the Notes to Financial Statements, include a description of the subadvisory fee arrangement.

Response: We respectfully decline to make the requested edit. As described in Note 3, the subadvisory fee is paid by New York Life Investment Management LLC. Therefore, because the subadvisory fee is not a separate expense of the Fund, a description of the subadvisory fee is not required for Note 3.

Comment 5: The disclosure in the section entitled “Board Consideration and Approval of Management Agreement and Subadvisory Agreement” does not appear to meet the specificity requirement of Form N-2. In future filings, provide more detail on factors considered by the Board.

Response: We are aware of the disclosure requirements of Instruction 6(f) to Item 24 of Form N-2 and will continue to be mindful of these requirements, along with this Staff comment, in connection with future disclosures relating to the Board's consideration and approval of the renewal of the Management Agreement and Subadvisory Agreement.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary